Exhibit 99.1

LORUS THERAPEUTICS ANNOUNCES RESULTS OF
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Toronto, Ontario, March 27, 2014 – Lorus Therapeutics Inc. (TSX:LOR) (“Lorus” or the “Company”) is pleased to announce that all of the nominees listed in the management proxy circular dated February 24, 2014 were elected as directors of Lorus at the Company’s annual and special meeting of shareholders held today in Toronto (the “Meeting”).

Each of the directors was elected by a majority of the votes cast by shareholders present at the Meeting or represented by proxy. The results of the vote are detailed below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Dr. Denis Burger	26,516,223	99.90	27,125	0.10
Dr. William G. Rice	26,079,554	98.25	463,794	1.75
Dr. Bradley Thompson	25,978,864	97.87	564,484	2.13
Dr. Brian Underdown	26,075,592	98.24	467,756	1.76
Dr. Mark D. Vincent	25,977,168	97.87	566,180	2.13
Warren Whitehead	26,236,619	98.84	306,729	1.16
Dr. Jim A. Wright	26,413,818	99.51	129,530	0.49

At the Meeting, Lorus shareholders also voted to re-appoint KPMG LLP as auditor of the Company.

In addition, a special resolution approving certain amendments to the share option plan, the deferred share unit plan and the alternate compensation plan of the Corporation to remove the insider participation limits and remove the individual limit was approved by the required majority of shareholders present at the Meeting or represented by proxy.

Please refer to the Company’s management proxy circular available on SEDAR at www.sedar.com for more details on the matters covered at the Meeting. Final voting results on all matters voted on at the Meeting will also be filed on SEDAR.

About Lorus

Lorus is a clinical stage biotechnology company with a commitment to discovering and developing targeted therapies addressing unmet medical needs in oncology. We aim to develop therapeutics focused on novel cellular targets on the leading edge of cancer research coupled to companion diagnostics to identify the optimal patient population for our products. Our pipeline of cancer drug candidates includes small molecule products and immunotherapies providing additive or synergistic efficacy without leading to overlapping toxicities with existing anti-cancer regimens, facilitating the adoption of doublet or possibly triplet therapies. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and US securities laws. Such statements include, but are not limited to, statements relating to the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such risks and uncertainties could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Enquiries:

For further information, please contact:

Greg Chow, Chief Financial Officer

416-798-1200

gchow@lorusthera.com